EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail

28th April, 2006.

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st April 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement dated 28th April 2006, confirming that Deutsche Bank AG London has notified the Company that Deutsche Bank AG and its subsidiaries have increased their interest in EMI Group plc Ordinary Shares of 14p each and, as at 27th April 2006, held 49,278,472, being 6.215% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

VIA PR NEWSWIRE DISCLOSE

ER 06/37

Company Announcements Office,
London Stock Exchange.

28th April, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Deutsche Bank AG London, in a letter dated 27th April 2006 and received by fax on 28th April 2006, that Deutsche Bank AG and its subsidiaries have increased their holding in EMI Group plc Ordinary Shares of 14p each and, as at 27th April 2006, held 49,278,472 shares, being 6.215% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231